UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-32697

CUSIP Number: 023850100

(Check One):       [  ] Form 10-K   [   ] Form 20-F    [   ] Form 11-K    [X] Form 10-Q  [  ] Form 10-D
[  ] Form N-SAR    [   ] Form N-CSR

For Period Ended: March 31, 2009

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________________________________________________________

PART I
REGISTRANT INFORMATION
American Apparel, Inc.
Full Name of Registrant

Former Name if Applicable
747 Warehouse Street
Address of Principal Executive Office (Street and Number)
Los Angeles, California 90021

City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

Effective April 3, 2009, American Apparel, Inc. (the “Company”) changed auditors, as further described in the Company’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on April 10, 2009.  The Company was unable, without unreasonable effort and expense, to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (“Form 10-Q”) because the Company needs additional time to complete certain reviews and analyses with respect to the financial statements and related disclosures to be included in its Form 10-Q. The Company is working diligently to finalize its Form 10−Q for filing no later than the fifth calendar day following the prescribed due date, although no assurance can be given in this regard.

PART IV
OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Adrian Kowalewski	(213)	488-0226
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales are expected to increase during the first quarter of 2009 compared to the same period in the prior year, primarily as a result of expansion in the U.S. and International retail distribution channels, as the Company added new store locations and expanded its product offering.  However, the Company expects to report a net loss during the first quarter of 2009, primarily as a result of higher operating costs related to the expansion of new stores opened in the last twelve months, higher fixed production costs, an increase in interest expense from additional borrowings and financing fees, and an increase in the foreign currency transaction loss realized in the period.  From January 1, 2008 through March 31, 2009, the Company increased the number of retail stores in its U.S. Retail segment from 105 to 150, increased the number of retail stores in its Canada segment from 30 to 37 and increased the number of retail stores in its International segment from 47 to 77, increasing the total number of retail stores to 264 as of March 31, 2009.

It is expected that gross margin will increase during the first quarter of 2009 compared to the same period in the prior year, primarily due to the change in the overall sales mix to a higher level of retail sales as a result of the expansion of the Company’s retail operations which generate higher gross margins than the Company’s wholesale operations.

Operating expenses also are expected to increase during the first quarter of 2009 compared to the same period in the prior year.  This increase is primarily as a result of the increase in worldwide retail store locations, which resulted in, among other things, greater rent and occupancy, payroll, general and administrative and other store related costs.

The Company is not able to definitively quantify the changes in net sales, net income, gross margin or operating expenses until the Company’s preparation and review of the financial statements to be included in the Form 10−Q are completed.

Safe Harbor Statement

This Form 12b-25, and other statements that American Apparel, Inc. may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include statements regarding, among other things, the company’s future financial condition and results of operations and the company’s prospects and strategies for future growth. In some cases, you can identify forward-looking statements by words or phrases such as “trend,” “potential,” “opportunity,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and similar expressions.

Such forward-looking statements are based upon the current beliefs and expectations of American Apparel’s management, but are subject to risks and uncertainties, which could cause actual results and/or the timing of events to differ materially from those set forth in the forward-looking statements, including, among others: changes in the level of consumer spending or preferences or demand for the company’s products; increasing competition; the company’s ability to hire and retain key personnel and the company’s relationship with the company’s employees; suitable store locations and the company’s ability to attract customers to the company’s stores; effectively carrying out and managing the company’s growth strategy; failure to maintain the value and image of the company’s brand and protect the company’s intellectual property rights; declines in comparable store sales; seasonality; consequences of the company’s significant indebtedness, including the company’s ability to comply with the company’s debt agreements, generate cash flow to service the company’s debt; costs of materials and labor; location of the company’s facilities in the same geographic area; manufacturing, supply or distribution difficulties or disruptions; risks of financial nonperformance by customers; investigations, enforcement actions and litigation; compliance with or changes in laws and regulations; costs as a result of operating as a public company; material weaknesses in internal controls; interest rate and foreign currency risks; loss of U.S. import protections or changes in duties, tariffs and quotas and other risks associated with international business; the company’s ability to upgrade the company’s information technology infrastructure and other risks associated with the systems that operate the company’s online retail operations; general economic and industry conditions, including worsening U.S. and foreign economic conditions and turmoil in the financial markets; and other risks detailed in the company’s filings with the Securities and Exchange Commission, including the company’s 2008 Annual Report on Form 10-K. The company’s filings with the SEC are available at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements speak only as of the date on which they are made and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

American Apparel, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 12, 2009	By	/s/ Adrian Kowalewski
Name: Adrian Kowalewski
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).